Exhibit 99.1

PAINREFORM LTD.

CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

UNAUDITED

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - -

PAINREFORM LTD.

CONDENSED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		As of June 30,	As of December 31,
	Note	2020	2019
Assets
Current assets:
Cash and cash equivalents		$544	$941
Restricted cash		6	6
Other current assets		14	25

Total current assets		564	972

Property and equipment, net		(*)	(*)
Other non-current assets		274	192

Total assets		$838	$1,164

Liabilities and shareholders’ deficit

Current liabilities:
Trade payables		$13	$-
Other accounts payable		62	166
August and December 2019 Convertible notes	5b	1,452	1,032
Convertible notes	5a	5,342	5,141

Total current liabilities		6,869	6,339

Non-current liabilities:
Derivative warrant liability	4	1,512	447

Total non-current liabilities		1,512	447

Temporary equity:
Convertible preferred shares, NIS 0.03 par value; Authorized: 18,300,000 shares; Issued and outstanding: 2,954,267 shares; Aggregate liquidation preference of $15,846 and $15,250 as of June 30, 2020 and December 31, 2019, respectively		6,621	6,621

Shareholders’ deficit:
Ordinary shares, NIS 0.03 par value; Authorized: 4,700,000 shares; Issued and outstanding: 576,556 shares;		5	5
Additional paid-in capital		222	180
Accumulated deficit		(14,391)	(12,428)

Total shareholders’ deficit		(14,164)	(12,243)

Total liabilities, temporary equity and shareholders’ deficit		$838	$1,164

(*)	Represents amount less than $1

The accompanying notes are an integral part of the condensed financial statements (the “Financial Statements”).

PAINREFORM LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		Six months ended June 30,
	Note	2020	2019

Operating expenses:
Research and development expenses		$(65)	$(31)
General and administrative expenses		(215)	(210)

Operating loss		(280)	(241)

Financial expense, net	9	(1,683)	(185)

Net loss and comprehensive loss		$(1,963)	$(426)

Basic and diluted net loss per share	6	$(4.44)	$(1.69)

Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share		576,556	576,556

The accompanying notes are an integral part of the condensed financial statements (the “Financial statements”).

PAINREFORM LTD.

CONDENSED STATEMENT OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND

SHAREHOLDERS’ DEFICIT (UNAUDITED)

U.S. dollars in thousands (except share data)

	Convertible preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	deficit

Balance as of January 1, 2020	2,954,267	$6,621	576,556	$5	$180	$(12,428)	$(12,243)

Share-based compensation	-	-	-	-	26	-	26

Operating lease provided by controlling shareholder	-	-	-	-	16	-	16

Net loss and comprehensive loss	-	-	-	-	-	(1,963)	(1,963)

Balance as of June 30, 2020	2,954,267	$6,621	576,556	$5	$222	(14,391)	$(14,164)

	Convertible preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	deficit

Balance as of January 1, 2019	2,954,267	$6,621	576,556	$5	$66	$(11,149)	$(11,078)

Share-based compensation	-	-	-	-	24	-	24

Net loss and comprehensive loss	-	-	-	-	-	(426)	(426)

Balance as of June 30, 2019	2,954,267	$6,621	576,556	$5	$90	$(11,575)	$(11,480)

(*)	Represents amount less than $1

The accompanying notes are an integral part of the condensed financial statements (the “Financial statements”).

PAINREFORM LTD.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019

Cash flows from operating activities

Net loss	$(1,963)	$(426)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	(* )	(* )
Share-based compensation	26	24
Accrued interest and amortization of discount on convertible notes	621	184
Revaluation of derivative warrant liability	1,065	-
Operating lease provided by controlling shareholder	16	-
Change in:
Other current assets	11	14
Trade payables	13	(2)
Other accounts payable	(104)	13

Net cash used in operating activities	(315)	(193)

Cash flows from investing activities

Net cash provided by investing activities	-	-

Cash flows from financing activities

Payment of financing fees in connection with initial public offering	(82)	-
Proceeds from issuance of convertible notes	-	241

Net cash provided by financing activities	(82)	241

Change in cash, cash equivalents and restricted cash	(397)	48
Cash, cash equivalents and restricted cash at the beginning of the year	947	46

Cash, cash equivalents and restricted cash at the end of the period	$550	$94

(*)	Represents amount less than $1

The accompanying notes are an integral part of the condensed financial statements (the “Financial Statements”).

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.

PainReform Ltd. (the "Company") was incorporated and started business operations in November 2007. The Company is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company’s proprietary extended release drug-delivery system prolongs the in vivo activity of APIs (active pharmaceutical ingredients), thus increasing the therapeutic window for patient treatment.

As of September 1, 2020, the Company’s Ordinary shares are traded on the NASDAQ Capital Market under the symbol PRFX (see also Note 10e).

b.	Going concern and management plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, and capital raising activities. The Company is still in the research and development pre-clinical phase and has not yet generated revenues. The Company incurred losses of $1,963 for the six months ended June 30, 2020. As of June 30, 2020, the Company’s accumulated deficit was $14,391. The Company has funded its operations to date primarily through equity financing and the issuance of convertible notes.

Additional funding will be required to complete the Company’s research and development activities, performance of clinical trials, to attain regulatory approvals, to begin the commercialization efforts of the Company’s product and to achieve a level of sales adequate to support the Company’s cost structure.

While the Company has been successful in raising financing to date, there can be no assurance that it will be able to successfully obtain additional financing on a timely basis.

Management expects that the Company will continue to generate losses from the development, clinical development and regulatory activities of its product, which will result in negative cash flows from operating activities. The Company’s financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

c.	On July 6, 2020 the Company’s shareholders approved a 3-for-1 reverse split of the Company’s Ordinary shares and Convertible preferred shares effective on July 6, 2020. All issued and outstanding Ordinary shares and convertible preferred shares and related per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL (Cont.)

d.

Public health epidemics or outbreaks could adversely impact the Company’s business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in Israel, and infections have been reported globally. The extent to which the coronavirus impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact the Company’s operations and workforce, including other Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on the Company's business, financial condition and results of operation.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

These unaudited financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2019 included in the Company’s prospectus filed with the SEC pursuant to Rule 424(b)(4) on September 2, 2020. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2019, are applied consistently in these condensed financial statements, except for the following:

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The implementation of the updated guidance did not have a significant effect on Company’s condensed financial statements.

NOTE 3:	UNAUDITED CONDENSED FINANCIAL STATEMENTS

The accompanying balance sheet as of June 30, 2020, the statements of comprehensive loss, the statements of cash flows and the statement of changes in convertible preferred shares and shareholders’ equity for the six months ended June 30, 2020 and 2019, are unaudited.

The accompanying unaudited financial statements have been prepared in a condensed format and include the unaudited financial operations of the Company as of June 30, 2020 and for the six months period then ended, in accordance with U.S. GAAP, relating to the preparation of financial statements for interim periods.

Accordingly, the accompanying unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete set of financial statements. These unaudited financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2019 included in the Company’s prospectus filed with the SEC pursuant to Rule 424(b)(4) on September 2, 2020. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2020, are not necessarily indicative of the results that may be expected for the year ended December 31, 2020.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 4:	FAIR VALUE MEASUREMENTS

In August and December, 2019, the Company issued warrants related to its convertible notes (refer to Note 5(b)). As the warrants did not meet the US GAAP criteria for equity classification, they were classified as liabilities and measured at fair value on the issuance date and in each reporting date with changes in fair value recognized as finance expenses in the statements of comprehensive loss. Following the Company’s IPO on September 3, 2020, whereby the exercise price of the warrants became fixed and there were no other features that resulted in liability classification, the warrants were reclassified to equity.

A summary of significant unobservable inputs (Level 3 inputs) used in measuring the warrants issued as of June 30, 2020 and December 31, 2019 is as follows:

	June 30, 2020	December 31, 2019
Exercise price	$6.72	$2.55-$4.74
Expected volatility	75%	72.29%
Risk free rate	0.29%	1.5%-1.67%
Expected life (years)	5	4.65-5
Dividend yield	0%	0%

The following table presents changes in the fair value of the derivative warrant liability recorded in respect of the warrants:

Balance as of December 31, 2019	$447

Changes in fair value	1,065

Balance as of June 30, 2020	$1,512

NOTE 5:	CONVERTIBLE NOTES

a.

From 2014 until 2017, the Company issued convertible notes in the amount of $3,200 to existing shareholders. During the six months ended June 30, 2020 and year ended December 31, 2019, the Company issued convertible notes in the amount of $0 and $241, respectively, to existing shareholders and recorded interest expense amounting to $201 and $184 for the six months ended June 30, 2020 and 2019, respectively.

As of June 30, 2020 and December 31, 2019, the total principal amount of convertible notes was $3,929 and $3,929, respectively.

As of June 30, 2020 and December 31, 2019, the total balance of convertible notes was $5,342 and $5,141, respectively, inclusive of accrued interest.

The convertible notes bear interest at a rate of 8%, compounded on the basis of 365-day year.

The notes may be converted into Series A Preferred Shares of the Company or repaid as follows:

i.	Automatic Conversion Upon Occurrence of a Qualified Investment – upon the closing of a qualified investment (issuance of preferred securities if at least US$ 3,000 from a third party), the notes shall be automatically converted into securities of the Company on the same terms and conditions as in such qualified investment. The conversation shall be on the same terms and conditions and bearing the same rights, subject to a conversion price per share equal to the lowest price per share paid under the qualified investment less agreed upon percentage equal to 3% multiplied by the number of months from the grant date of the applicable note and up to a maximum of 54%.

ii.	Optional Conversion – each note holder, at its sole discretion, shall be entitled, by a written notice, to convert the note held by it into Series A Preferred Shares at an original conversion price (subject to adjustments in accordance with the Company Articles of Association.

iii.	Deemed Liquidation Event Repayment – in the event of a Deemed Liquidation Event (generally meaning consolidation or merger of the Company or sale of all or substantially all of the Company assets or issued share capital resulting that a third party will hold more than 50% of the voting power or the right to appoint more than 50% of the board members) then immediately prior to the consummation of such event, the Company shall pay each note holder (which was not earlier converted) a sum equal to the principal amount of the note multiplied by three, plus the interest accrued up to the date of repayment.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 5:	CONVERTIBLE NOTES (Cont.)

In the event that the notes were not earlier converted or paid, then, the Company would have been required to pay the accrued amount by the end of the note term on December 31, 2020.

The Company concluded the conversion feature is not a beneficial conversion feature pursuant to the provisions of ASC 470-20, “Debt with Conversion and Other Options.” Accordingly, the proceeds were recorded in liabilities in their entirety at the date of issuance.

Immediately prior to the initial public offering (“IPO”), the convertible note holders delivered written notice to the Company to convert the notes held into 2,415,022 Series A preferred Shares at the original conversion price.

b.

In August and December 2019, the Company issued 14.2 units consisting of convertible notes (“August and December 2019 convertible notes”) and warrants for a total consideration of $1,420 (representing a consideration of $100 per unit), after giving effect to a 10% discount.

The August and December 2019 convertible notes had a principal amount of $110 per unit, bore interest at a rate of 5%, and had a maturity date of one year from the date of issuance. The notes were automatically convertible into shares (or other units) to be issued in an initial public offering ("IPO"), at a conversion price representing a 30% discount on the price of shares (or other units) sold in such IPO. The conversion price was not to exceed an amount representing a 30% discount of an IPO share price representing a company valuation, on a fully diluted basis, of $30,000 (excluding funds issued in consideration of these units). Such $30,000 valuation is subject to certain adjustments at the reasonable discretion of the underwriters in such IPO.

The number of shares (or other units) to be issued upon conversion was determined by dividing the principal amount of $110 per unit, including accrued interest, by the conversion price of the notes.

The notes may not be converted if an IPO does not occur.

The warrants have a term of 5 years from the date of issuance, and are exercisable into a number of ordinary shares determined by dividing $110 (per unit) by $0.8475 (subject to certain adjustments), at an exercise price of $0.8475 per share (subject to certain adjustments).

Due to the fact that an IPO was consummated within one year of the date of issuance, the warrants are exercisable into a number of units (inclusive of one ordinary share and one warrant) determined by dividing $110 (per unit) by the conversion price of the notes, at an exercise price equal to 120% of the conversion price of the notes.

The proceeds were first allocated to the warrant liability (Refer to Note 4) based on the fair value at the issuance date with the remaining amount allocated to the discount recorded on the August and December 2019 convertible notes. As the conversion feature of the notes was contingent upon a future event (IPO), the Company concluded the conversion feature is not a beneficial conversion feature pursuant to the provisions of ASC 470-20, “Debt with Conversion and Other Options”.

The aggregate discount to the convertible notes was amortized to finance expense over the term of the notes.

Regarding the extension agreement to the August 2019 convertible notes, see also Note 9d.

Immediately prior to the IPO, the notes were automatically converted into 312,170 units (which consist of one Ordinary share and one warrant) as issued in the initial public offering at a conversion price of $6.30.

Following the Company’s IPO, whereby the exercise price of the warrants became fixed and there were no other features that resulted in liability classification, the warrants were reclassified from non-current liabilities to equity.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 6:	LOSS PER SHARE

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period.

All outstanding share options, convertible notes, and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all years presented.

The loss and the weighted average number of shares used in computing basic and diluted net loss per share is as follows:

	Six months ended June 30,
	2020	2019

Numerator:
Net loss applicable to shareholders of ordinary shares	$(1,963)	$(426)
Interest accrued on preferred shares	(597)	(549)
Total loss attributed to ordinary shares	(2,560)	(975)

Denominator:
Shares of ordinary share used in computing basic and diluted net loss per share	576,556	576,556
Net loss per share of ordinary share, basic and diluted	$(4.44)	$(1.69)

NOTE 7:	RELATED PARTIES

a.	Starting in January 2014, the Company sub-leased office space and received management services from Zori Medica 2010 Ltd., a private company affiliated with Medica Venture Partners, the controlling shareholder of the Company. The Company was subject to an annual rental fee of $33 for office space and $20 as quarterly management fee. The management services continued until the end of March 2018.

The sublease ceased as of August 2019, and since then the Company was provided with an office space at no cost by Medica Venture Partners. For the six months ended June 30, 2020 the Company recorded an amount of $16 as a lease expense and a corresponding increase in additional paid in capital, representing a contribution from its controlling shareholder.

b.	Regarding the agreement with the Chairman of the Board in July 2020, see note 10a.

NOTE 8:	SHAREHOLDERS’ DEFICIT

Share options outstanding and exercisable to employees and directors under the 2008 Plan as of June 30, 2020 and December 31, 2019 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2019	153,882	$0.24	4.25

Options outstanding as of June 30, 2020	153,882	$0.24	3.75

Options exercisable as of June 30, 2020	153,882	$0.24	3.75

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 8:	SHAREHOLDERS’ DEFICIT (Cont.)

Share options outstanding and exercisable to employees and directors under the 2019 Plan as of June 30, 2020 and December 31, 2019, were as follows:

	As of June 30, 2020
	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of June 30, 2020	219,456	$2.62	9.06

Options exercisable as of June 30, 2020	187,478	$2.49	9.06

	As of December 31, 2019
	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Granted	219,456	$2.62	10

Options outstanding as of December 31, 2019	219,456	$2.62	9.56

Options exercisable as of December 31, 2019	147,235	$2.26	9.56

NOTE 9:	FINANCIAL EXPENSES, NET

	Six months ended June 30,
	2020	2019

Interest expense and amortization of discount on convertible notes	621	184
Bank fees	1	-
Change in fair value of derivative warrant liability	1,065	-
Exchange rate differences	(4)	1
Total financial expenses, net	$1,683	$185

NOTE 10:	SUBSEQUENT EVENTS

a.	On January 26, 2020, the Company’s Board of Directors approved a one-time immediate payment of $150 and a payment of $37.5 on a quarterly basis (for such time as the service engagement continues) to the Chairman of the Board of Directors contingent upon shareholder approval which was obtained on July 6, 2020 and successful closing of Company’s IPO, which took place on September 3, 2020.

b.	On July 6, 2020 the Company’s shareholders approved a 3-for-1 reverse split of the Company’s Ordinary shares and Convertible preferred shares effective on July 6, 2020. All issued and outstanding Ordinary shares and Convertible preferred shares and related per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented. See also Note 1c.

c.	On August 20, 2020, the Company entered into a public relations and investor relations consultancy and service agreement with Crescendo Communications, LLC (“Crescendo”), pursuant to which in consideration of the services and as advance payment thereof Crescendo was issued 152,110 Ordinary shares upon the closing of the IPO.

d.	On August 20, 2020, the Company entered into an extension agreement with the August 2019 convertible notes investors, according to which the investors agreed to extend the original term by 60 days in exchange for 10% increase in the principal amount of the notes. As a result of the above, the number of units to be issued upon exercise of the August 2019 warrants was similarly increased by 10%.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 10:	SUBSEQUENT EVENTS (Cont.)

e.

On September 3, 2020 the Company closed its IPO of 2,500,000 units at a price of $8.00 per unit. Each unit consisted of one Ordinary Share and one Warrant to purchase one Ordinary share. The Ordinary shares and Warrants were immediately separable from the units and were issued separately. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $8.80 per share. The Company received gross proceeds of approximately $20,000 (net proceeds of approximately $17.6 million after deducting underwriting discounts and commissions and other offering expenses). Maxim Group LLC and Joseph Gunnar & Co., LLC acted as joint book-runners for the offering.

The Company granted the underwriters a 45-day option to purchase up to an additional 375,000 Ordinary shares and/or Warrants to purchase 375,000 Ordinary shares, or any combination thereof, to cover over-allotments, if any.

Concurrent with the closing of the offering all of the Company’s convertible notes and August and December 2019 convertible notes (inclusive of the 10% increase of the August 2019 convertible notes principal amount (refer to note 10d) and inclusive of accrued interest on all outstanding notes) were converted into 2,415,022 Ordinary shares and 312,170 units (consisting of one Ordinary shares and one warrant), respectively. Additionally, all of the Company’s outstanding convertible preferred shares were converted into 2,954,267 Ordinary shares, and the derivative warrant liability was classified to equity pursuant to the underlying warrants' exercise price, and the number of shares to be issued upon exercise being fixed, upon consummation of the IPO (refer to Note 4 for further information).

The table below shows, on a pro forma basis, the impact of the Company’s IPO on certain condensed consolidated balance sheet items as if the transaction occurred on June 30, 2020:

	June 30, 2020	Pro forma June 30, 2020
Cash and cash equivalents	$544	18,174
Other non-current assets	274	35
August and December 2019 Convertible notes	1,452	-
Convertible notes	5,342	-
Derivative warrant liability	1,512	-
Convertible preferred shares	6,621	-
Total Shareholders’ equity (deficit)	(14,164)	18,153